UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)
United Retail Group, Inc.
(Name of Subject Company)
Boulevard Merger Sub, Inc.,
a wholly owned subsidiary of
Redcats USA, Inc.
(Name of Filing Person—Offerors)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
911380103
(CUSIP Number of Class of Securities)
Eric Faintreny
Chief Executive Officer
Redcats USA, Inc.
463 Seventh Avenue
New York, NY 10018
Telephone: (212) 613-9656
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$208,973,758.30	$6,415.50
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $13.70 per share by 15,253,559, the number of shares of common stock, par value $0.001 per share (“Shares”), of United Retail Group, Inc. (“URGI”) outstanding on a fully diluted basis as of September 6, 2007, as represented by URGI in the Agreement and Plan of Merger with Redcats USA, Inc. and Boulevard Merger Sub, Inc., which Shares consist of (a) 13,980,559 Shares issued and outstanding and (b) 1,273,000 reserved for issuance under URGI stock plans.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act is calculated by multiplying the transaction valuation amount by .00003070.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,415.50	Filing Party:	Redcats USA, Inc. and Boulevard Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 25, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on September 25, 2007, as amended by Amendment No. 1 filed on October 1, 2007 and Amendment No. 2 filed on October 24, 2007 (as amended, the “Schedule TO”), by Redcats USA, Inc., a Delaware corporation (“Redcats USA”), and Boulevard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Redcats USA (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of United Retail Group, Inc., a Delaware corporation (“URGI”), including the associated rights to purchase Series A Junior Participating Preferred Stock of URGI, for $13.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 10, 2007 (the “Merger Agreement”), by and among URGI, Redcats USA and Offeror.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Wednesday, October 31, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of 5:00 p.m., a total of approximately 12.517 million Shares had been validly tendered in either the initial and subsequent offering periods of the Offer, which represent approximately 86.0% of all outstanding Shares.

Offeror intends to acquire the remaining outstanding Shares by means of a merger of Offeror with and into URGI, as a result of which URGI will become a wholly owned subsidiary of Redcats USA. In the merger, each outstanding Share (other than Shares held by URGI as treasury stock, by Redcats USA or by Offeror or Shares held by stockholders properly exercising dissenters’ rights under Delaware law) will be converted into the right to receive $13.70 per share in cash, without interest. Redcats USA has exercised its option to purchase additional shares from URGI at $13.70 per share, on the terms and conditions set forth in the Merger Agreement and as a result of which it will own more than 90% of the outstanding Shares. Redcats USA expects that, following the acquisition of such shares, it will complete the merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

Redcats USA and URGI issued a joint press release on November 1, 2007 describing the completion of the subsequent offering period. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following Exhibit:

(a)(5)(E)      Joint Press Release Issued by Redcats USA and URGI, dated November 1, 2007,
                    Announcing Completion of the Subsequent Offer Period

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 1, 2007

REDCATS USA, INC.

	By:	/s/ Eric Faintreny

		Name:	Eric Faintreny
		Title:	Chief Executive Officer

BOULEVARD MERGER SUB, INC.

	By:	/s/ Eric Faintreny

		Name:	Eric Faintreny
		Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 25, 2007*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Notice to Participants in the United Retail Group Retirement Savings Plan Relating to the Offer for URGI Common Stock*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9*

(a)(1)(H)	Form of Notice to Participants in the United Retail Group, Inc. Employee Stock Purchase Plan Relating to the Offer for URGI Common Stock**

(a)(5)(A)	Joint Press Release Issued by Redcats USA and URGI, dated September 11, 2007, Announcing the Execution of the Merger Agreement between Redcats USA and URGI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Redcats USA on September 12, 2007)

(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on September 25, 2007*

(a)(5)(C)	Joint Press Release Issued by Redcats USA and URGI, dated October 1, 2007, Announcing the Early Termination of the Hart-Scott-Rodino Act Waiting Period**

(a)(5)(D)	Press Release Issued by Redcats USA, dated October 24, 2007, Announcing Completion of the Initial Offering Period and a Subsequent Offer Period***

(a)(5)(E)	Joint Press Release Issued by Redcats USA and URGI, dated November 1, 2007, Announcing Completion of the Subsequent Offer Period

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2007, by and among Redcats USA, Offeror and URGI (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007)

(d)(2)	Share Tender Agreement, by and between Redcats USA, Offeror, URGI and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007)

(d)(3)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Raphael Benaroya, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007)

(d)(4)	Amendment to Employment Agreement, by and between URGI, Redcats USA and George Remeta, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007)

(d)(5)	Amendment to Employment Agreement, by and between URGI, Redcats USA and Kenneth Carroll, dated as of September 10, 2007 (incorporated in this Schedule TO by reference to the Form 8-K filed by URGI on September 12, 2007)
*	Previously filed on the Schedule TO, dated September 25, 2007.
**	Previously filed on Amendment No. 1, dated October 1, 2007.
***	Previously filed on Amendment No. 2, dated October 24, 2007.